3: FORM 4

FORM 4

Statement of Changes in Beneficial Ownership
  Name and Address of Reporting Person

  Benjamin A. Williams III

  80 29th Street, Newport News, Virginia 23607

  Issuer Name and Ticker or Trading Symbol

  Noland Company (NOLD)

  IRS or Social Security Number of Reporting Person (Voluntary)
  Statement for Month/Day/Year

  March 7 and 10, 2003

  If Amendment, Date of Original (Month/Day/Year)
  Relationship of Reporting Person(s) to Issuer (Check all applicable)

  ( ) Director ( ) 10% Owner

  (X) Officer (give title below) ( ) Other (specify below)

  Subsidiary CEO

  Individual or Joint/Group Filing (Check Applicable Line)

(X) Form filed by One Reporting Person

( ) Form filed by More Than One Reporting Person

TABLE I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Trans- action Date (Month/ Day/ Year)	2A. Exe-cution Date (Month/ Day/ Year)	3. Trans-action Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Trans- action(s)	6. Owner- ship Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Owner- ship
			Code	V	Amount	A/D	Price
Common Stock	3/7/03		P		300		37.00	500	D
Common Stock	3/10/03		P		300		36.57	800	D

TABLE II Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Deriv-ative Security	2. Con-ver- sion or Ex- ercise Price of Deri- va- tive Se- cu-rity	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Exe- cution Date, if any (Month/ Day/ Year)	4. Trans- action Code		5. Number of Deriv- ative Se-curities Ac-quired (A) or Disposed of (D)		6. Date Exer- cisable and Expiration Date (Month/ Day/ Year)		7. Title and Amount of Underlying Securities		8. Price of Deriv- ative Secur- ity	9. Num- ber of Deriv- ative Secur- ity: Direct (D) or Indirect (I)	10. Ow-ner- ship Form of Deriv- ative Secur- ity: Direct (D) or In- direc (I)	11. Na-ture of Indi- rect Bene- ficial Ow-ner- ship
				Code	V	A	D	Date Exer- cis-able	Expira- tion Date	Title	A-mount or Num-ber of Shares

/s/ Benjamin A Williams III 3/11/03

Signature of Reporting Person Date